Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Innospec Inc.:

We consent to the incorporation by reference, in the registration statements (Nos. 333-131687 and 333-124139) on Form S-8 of Innospec Inc., of our report dated February 17, 2012, with respect to the consolidated balance sheet of Innospec Inc. and its subsidiaries as of December 31, 2011, and the related consolidated statements of income, comprehensive income/(loss) and accumulated other comprehensive loss, cash flows and stockholders’ equity for the year then ended, and the effectiveness of internal control over financial reporting as of December 31, 2011, which report appears in the December 31, 2011 annual report on Form 10-K of Innospec Inc..

KPMG Audit Plc

Manchester, United Kingdom

February 17, 2012